UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. )*

Under the Securities Exchange Act of 1934

Trebia Acquisition Corp.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Titles of Class of Securities)

G9027T 109

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

☐ Rule 13d-l(b)

☐ Rule 13d-l(c)

☒ Rule 13d-l(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON OR LR.S. IDENTIFICATION NO. OF ABOVE PERSON BGPT Trebia LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,466,563(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,466,563(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,466,563(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.50%(2)
12	TYPE OF REPORTING PERSON PN

(1) Consists of 5,466,563 Class A Ordinary Shares, par value $0.0001 per share (“Class A Ordinary Shares”), of Trebia Acquisition Corp (the “Issuer”) acquirable upon conversion of 5,466,563 Class B Ordinary Shares, par value $0.0001 per share (“Class B Ordinary Shares”) of the Issuer.

(2) Based on 57,216,563 Class A Ordinary Shares outstanding, which is the sum of (i) 51,750,000 Class A Ordinary Shares outstanding as of November 12, 2020, as reported by the Issuer in the Quarterly Report on Form 10-Q filed with the Securities and

Exchange Commission (“SEC”) for the period ended September 30, 2020, and (ii) 5,466,563 Class A Ordinary Shares issuable upon the conversion of the Class B Ordinary Shares reported herein.

1	NAME OF REPORTING PERSON OR LR.S. IDENTIFICATION NO. OF ABOVE PERSON Bridgeport Partners GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,466,563(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,466,563(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,466,563(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.55%(2)
12	TYPE OF REPORTING PERSON OO

(1) Represents securities directly owned by BGPT Trebia LP.

(2) Based on 57,216,563 Class A Ordinary Shares outstanding, which is the sum of (i) 51,750,000 Class A Ordinary Shares outstanding as of November 12, 2020, as reported by the Issuer in the Quarterly Report on Form 10-Q filed with the SEC for the period ended September 30, 2020, and (ii) 5,466,563 Class A Ordinary Shares issuable upon the conversion of the Class B Ordinary Shares reported herein.

1	NAME OF REPORTING PERSON OR LR.S. IDENTIFICATION NO. OF ABOVE PERSON Frank R. Martire
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,466,563(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,466,563(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,466,563(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.55%(2)
12	TYPE OF REPORTING PERSON IN

(1) Represents securities directly owned by BGPT Trebia LP.

(2) Based on 57,216,563 Class A Ordinary Shares outstanding, which is the sum of (i) 51,750,000 Class A Ordinary Shares outstanding as of November 12, 2020, as reported by the Issuer in the Quarterly Report on Form 10-Q filed with the SEC for the period ended September 30, 2020, and (ii) 5,466,563 Class A Ordinary Shares issuable upon the conversion of the Class B Ordinary Shares reported herein.

1	NAME OF REPORTING PERSON OR LR.S. IDENTIFICATION NO. OF ABOVE PERSON Frank Martire III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,466,563(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,466,563(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,466,563(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.55%(2)
12	TYPE OF REPORTING PERSON IN

(1) Represents securities directly owned by BGPT Trebia LP.

(2) Based on 57,216,563 Class A Ordinary Shares outstanding, which is the sum of (i) 51,750,000 Class A Ordinary Shares outstanding as of November 12, 2020, as reported by the Issuer in the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) for the period ended September 30, 2020, and (ii) 5,466,563 Class A Ordinary Shares issuable upon the conversion of the Class B Ordinary Shares reported herein.

Item 1(a). Name of Issuer:

Trebia Acquisition Corp.

Item 1(b). Address of Issuer’s Principal Executive Offices:

41 Madison Avenue, Suite 2020,

New York, NY 10010

Item 2(a). Name of Person Filing:

This Schedule 13G is filed jointly by BGPT Trebia LP (“Sponsor”), Bridgeport Partners GP LLC (“Sponsor GP”), Frank R. Martire and Frank Martire III (the “Reporting Persons”). Sponsor GP is the sole general partner of Sponsor. Each of Frank R. Martire, Jr. and Frank Martire, III is a managing member of Sponsor GP.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of the Reporting Person is as follows:

41 Madison Avenue, Suite 2020,

New York, NY 10010

Item 2(c). Citizenship:

See responses to Item 4 on the cover pages, which are incorporated herein by reference.

Item 2(d). Titles of Classes of Securities:

Class A Ordinary Shares, par value $0.0001 per share (“Class A Ordinary Shares)

Item 2(e). CUSIP Number:

G9027T 109

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)                                        ☐                                     Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)                                        ☐                                     Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)                                         ☐                                     Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)                                        ☐                                     Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)                                         ☐                                     Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)                                          ☐                                     Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)                                         ☐                                     Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)                                        ☐                                     Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)                                            ☐                                     Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)                                           ☐                                     Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)                                        ☐                                     Group in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership

As of December 31, 2020, the Reporting Persons owned 5,466,563 Class B Ordinary Shares, of the Issuer, which are convertible into an equal number of Class A Ordinary Shares of the Issuer, representing 9.55% of the Issuer’s outstanding Shares. The percentage ownership was calculated assuming that 57,216,563 Class A Ordinary Shares are outstanding based on the sum of (i) 51,750,000 Class A Ordinary Shares outstanding as of November 12, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC for the period ended September 30, 2020, and (ii) 5,466,563 Class A Ordinary Shares issuable upon the conversion of the 5,466,563 Class B Ordinary Shares owned by the Sponsor.

Schedule 13G excludes 3,499,167 Class A Ordinary Shares issuable upon the exercise of 3,499,167 private placement warrants held directly by the Sponsor. Each warrant becomes exercisable to purchase one Class A Ordinary Share at $11.50 per share, subject to adjustment, 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation.

(a)                                 Amount beneficially owned:

See responses to Item 9 on the cover pages, which are incorporated herein by reference.

(b)                                 Percent of class:

See responses to Item 11 on the cover pages, which are incorporated herein by reference.

(c)                                  Number of shares as to which such person has

(i)                                      Sole power to vote or to direct the vote:

See responses to Item 5 on the cover pages, which are incorporated herein by reference.

(ii)                                   Shared power to vote or to direct the vote:

See responses to Item 6 on the cover pages, which are incorporated herein by reference.

(iii)                                Sole power to dispose or to direct the disposition of:

See responses to Item 7 on the cover pages, which are incorporated herein by reference.

(iv)                               Shared power to dispose or to direct the disposition of:

See responses to Item 8 on the cover pages, which are incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

See Item 2(a) above.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  February 16, 2021

BGPT TREBIA, LP
By its general partner, Bridgeport Partners GP LLC

/s/ Frank R. Martire, Jr.
Name: Frank R. Martire, Jr.
Title: Member

/s/ Frank Martire, III
Name: Frank Martire, III
Title: Member

BRIDGEPORT PARTNERS GP LLC

/s/ Frank R. Martire, Jr.
Name: Frank R. Martire, Jr.
Title: Member

/s/ Frank Martire, III
Name: Frank Martire, III
Title: Member

FRANK R. MARTIRE, JR.

/s/ Frank R. Martire, Jr.
Name: Frank R. Martire, Jr.

FRANK MARTIRE, III

/s/ Frank Martire, III
Name: Frank Martire, III